[redacted]

SEC
Mail Processing
Section

NOV 27 2009

Washington, DC
122

UNITED
SECURITIES AND EXC
Washington

09042938

AB*
12/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 37105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2008 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nutmeg Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue, 1st Floor
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Rochlin — (203) 255-3838
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew K. Rochlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nutmeg Securities, LLC, as of September 30, 20 9, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Dale Brown

DALE BROWN
My Commission
NOTARY
PUBLIC
EXPIRES
04-30-2012
CONNECTICUT

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Members of Nutmeg Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the six month period from April 1, 2009 through September 30, 2009, which were agreed to by Nutmeg Securities, LLC (f/k/a Nutmeg Securities, Ltd.) ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the six month period from April 1, 2009 through September 30, 2009 with the amounts reported in Form SIPC-7T for the six month period from April 1, 2009 through September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 25, 2009

NUTMEG SECURITIES, LLC
(f/k/a Nutmeg Securities, Ltd.)

STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

NUTMEG SECURITIES, LLC
(f/k/a Nutmeg Securities, Ltd.)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Nutmeg Securities, LLC

We have audited the accompanying statement of financial condition of Nutmeg Securities, LLC, (f/k/a Nutmeg Securities, Ltd.) (the "Company") as of September 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nutmeg Securities, LLC, (f/k/a Nutmeg Securities, Ltd.) as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 25, 2009

NUTMEG SECURITIES, LLC
(f/k/a Nutmeg Securities, Ltd.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2009

ASSETS		
Cash and cash equivalents	$	81,857
Deposit with clearing organization		100,175
Receivable from clearing broker		1,163,085
Property and equipment, net		31,718
Other assets		1,924
	$	1,378,759
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities, accrued expenses	$	328,871
Subordinated borrowings		250,000
Members' capital		799,888
	$	1,378,759

See accompanying notes to financial statements.

1. Nature of operations

Nutmeg Securities, LLC, (f/k/a Nutmeg Securities, Ltd.) (the "Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is approved to conduct business on the Boston Stock Exchange, Chicago Stock Exchange, NASDAQ Stock Market and New York Stock Exchange. The Company provides brokerage services to the general public as well as to financial institutions.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America

Cash Equivalents

The Company considers amounts held in money market accounts at banks to be cash equivalents.

Receivable from Clearing Broker

Receivable from clearing broker consists of a good faith deposit maintained by the Company with its broker.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Asset	Useful Life
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Term of lease

Commission Income

The Company records proprietary transactions and commission revenues and related expenses on a settlement date basis, which does not differ materially from trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Allocation of Profit and Loss

Net gains and losses of the Company are allocated to the members in proportion to each member's respective ownership percentage.

Fair Value Measurement

The Company adopted the fair value provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification, effective October 1, 2008. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Since the only financial assets of the Company to which this guidance might apply consist of money market mutual funds that the Company treats as cash equivalents, the Company values these assets at their fair value, which the Company has determined are the assets' redemption price of $1 per share, in accordance with the relevant prospectus.

Income Taxes

On January 15, 2009, Nutmeg Securities, Ltd. (the "Corporation"), a Subchapter S-Corporation, merged with and into a limited liability company which subsequently changed its name to Nutmeg Securities, LLC (Note 8). During the period October 1, 2008 through January 15, 2009, the Corporation was operating with a net loss of approximately $1.1 million and, therefore, as a Subchapter S-Corporation the individual stockholders are liable for the taxes on corporate income and receive the benefit from corporate losses on their individual tax returns.

As of January 15, 2009, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their respective income tax returns.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

FASB Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162*. This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and

2. Summary of significant accounting policies (continued)

FASB Codification (continued)

accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This statement applies beginning in the third calendar quarter of 2009.

3. Property and equipment

Details of property and equipment at September 30, 2009 are as follows:

Auto	$	43,464
Leasehold improvements		48,088
Office equipment		209,391
		300,943
Less accumulated depreciation and amortization		269,225
	$	31,718

Depreciation expense for the year was immaterial.

4. Liabilities subordinated to claims of general creditors

Subordinated borrowings consist of notes payable to two stockholders of the parent corporation. Interest is payable based on a simple interest rate of 12% per annum. The notes mature on December 31, 2009 and are subordinated to the claims of creditors described below. The above notes were approved as subordinated borrowings by FINRA.

A subordinated note is subordinated to all existing and future claims of all nonsubordinated creditors of the Company and constitutes part of the Company's net capital, as defined, under the Uniform Net Capital Rule. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

During the year ended September 30, 2009, interest incurred on the above notes amounted to approximately $27,000.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company's net capital was approximately $999,000 which was approximately $899,000 in excess of its minimum requirement of approximately $100,000.

6. Benefit plan

The Company has sponsored a 401(k) savings plan (the "Plan") for all eligible employees. The Company at its discretion may match employee contributions to the Plan and may make a profit sharing contribution to the Plan, which is allocated to employees based on the provisions of the Plan. For the year ended September 30, 2009, the Company did not make or accrue any material contributions or employee contributions to the Plan.

7. Concentrations of credit risk

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the fair value reflected on the statement of financial condition and may result in a gain or loss to the Company.

The Company maintains its cash balances in various financial institutions. At times, the Company's cash balances with these institutions exceeded the insured amount under the Federal Deposit Insurance Corporation ("FDIC") of $250,000.

8. Change of entity

On January 15, 2009, Nutmeg Securities, Ltd. , a Connecticut based S-Corporation, merged with and into Finopco Merger, LLC, a Connecticut based limited liability company created for the purpose of effectuating the asset contribution transaction with a third party (Note 9). As a result of this merger, all assets and liabilities of Nutmeg Securities, Ltd. were acquired by the successor and there were no changes in control or ownership from the corporation to the LLC. There was no financial impact from this transaction and upon completion of the merger, Nutmeg Securities, Ltd. was dissolved. Subsequently, Finopco Merger, LLC, legally changed its name to Nutmeg Securities, LLC.

9. Asset contribution

On April 9, 2009, Nutmeg Securities, LLC and its parent company, Finopco Holding Co. ("Finopco"), entered into an Asset Contribution Agreement (the "Agreement") with a third party. Under the Agreement, the Company transferred certain intangible assets, including customer accounts, non-compete agreements and the trade name and Finopco surrendered 77% of its ownership interest in the Company to the acquiring party. In exchange, the Company received 22% of the ownership units in the acquiring party, and Finopco received 1% of ownership units. The Company subsequently transferred its ownership units in the acquiring party to Finopco, in a non-cash distribution transaction.

10. Subsequent events

Subsequent events were evaluated through November 25, 2009, which is the date the financial statements were issued. No events that required disclosure were identified.